Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Copyright © PropertyGuru Group. All Rights Reserved. July 2021 Investor Presentation

Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This presentation is being made in connection with a potential business combination (the “Business Combination”) involving Bridgetown 2 Holdings Limited (“Bridgetown”) and PropertyGuru Pte. Ltd. (“PropertyGuru”) to a limited number of parties who may be interested in acquiring securities of PropertyGuru (“Securities”). Merrill Lynch (Singapore) Pte. Ltd., Citigroup Global Markets Inc., KKR Capital Markets Asia Limited and TPG Capital BD, LLC have been engaged by PropertyGuru to serve as placement agents (the “Placement Agents”) with respect to the offering of Securities to prospective investors in connection with the Business Combination. This presentation has been prepared for use by Bridgetown and PropertyGuru, and is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with Bridgetown and PropertyGuru in connection with their proposed business combination. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the “EEA”), are persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being “Relevant Persons”). This presentation must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Relevant Persons in the United Kingdom; and (ii) Qualified Investors in any member state of the EEA. For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of management of Bridgetown or PropertyGuru or any person on their behalf, the question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation. This presentation has been prepared by Bridgetown and PropertyGuru, is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PropertyGuru, Bridgetown, or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. If the contemplated business combination is pursued, Bridgetown will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the U.S. Securities and Exchange Commission (“SEC”). You are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about Bridgetown, PropertyGuru and their contemplated business combination. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Bridgetown, PropertyGuru and their contemplated business combination, without charge, at the SEC’s website located at www.sec.gov. Bridgetown and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Bridgetown’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available. While utmost care has been taken in preparing the presentation, none of Bridgetown, PropertyGuru, or their respective advisors or representatives or any of their respective affiliates accept any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or the opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate for such purpose. Although Bridgetown is in the process of conducting due diligence on PropertyGuru, such due diligence is not yet complete and therefore there is a risk that material issues could arise as such diligence progresses. Bridgetown cannot assure you that this diligence will identify all material issues that may be present with the business of PropertyGuru. Further, past performance is not necessarily indicative of future results. The presentation should not be construed as legal, tax, investment or other advice. This presentation does not purport to contain all of the information that may be required to evaluate the contemplated business combination or any investment in Bridgetown or any of its securities and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation is intended to present background information on Bridgetown and PropertyGuru, their business and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The merit and suitability of an investment in PropertyGuru should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related advice prior to making an investment. This presentation shall remain the property of PropertyGuru. Each of PropertyGuru and the Placement Agents reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By its acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of PropertyGuru and that it will keep confidential all information contained herein or otherwise obtained from PropertyGuru (in accordance with such recipient’s agreement with the applicable Placement Agent to receive such information) and will use this presentation for the sole purpose of evaluating a possible acquisition of Securities and for no other purpose. Any unauthorized distribution or reproduction of any part of this presentation may result in a violation of the Securities Act. This document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Securities may not be circulated or distributed, nor may any Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA. Notification under Section 309B of the SFA: The Securities shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). 3

Disclaimer (Cont’d) Forward Looking Statements This presentation contains forward-looking statements that reflect our current views with respect to, among other things, our industry, operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Some of the factors that may cause actual outcomes or results to differ materially from those expressed in, or implied by, the forward-looking statements include, but are not limited to: PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner, competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. All information herein speaks only as of (1) the date hereof, in the case of information about Bridgetown and PropertyGuru, or (2) the date of such information, in the case of information from persons other than Bridgetown and PropertyGuru. Forecasts and estimates regarding PropertyGuru’s industry are based on sources we believe to be reliable; however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the business combination, which is expected to be filed by PropertyGuru with the SEC and other documents filed by PropertyGuru from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Bridgetown and PropertyGuru assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Confidential Information The information contained in this presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with Bridgetown and PropertyGuru in connection with their proposed business combination. This presentation is being provided solely for your confidential use with the express understanding that you will not release any portion of this document, discuss the information contained herein, or make reproductions of or use this presentation for any other purpose without the prior express written permission of Bridgetown and PropertyGuru. By reviewing this information, you are acknowledging the confidential nature of this information and are agreeing to abide by the terms of this legend. Use of Projections and Historical Financial Information The 2019 and 2020 historical financial data included in this presentation has been derived based on PropertyGuru’s management accounts prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to updates based on an ongoing audit in accordance with PCAOB standards. This presentation contains ﬁnancial forecasts for PropertyGuru with respect to certain ﬁnancial results for PropertyGuru’s ﬁscal years 2021 through 2025 for illustrative purposes. Neither Bridgetown’s nor PropertyGuru’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective ﬁnancial information. While such information and projections are necessarily speculative, PropertyGuru and Bridgetown believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of PropertyGuru or that actual results will not differ materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. All subsequent written and oral forward-looking statements concerning PropertyGuru and Bridgetown, the proposed transactions or other matters and attributable to PropertyGuru and Bridgetown or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Non-IFRS Financial Measures This presentation also includes certain ﬁnancial measures not presented in accordance with IFRS including, but not limited to, Average Revenue per Agent, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA Drop Through, average listing price per day and certain ratios and other metrics derived therefrom. These non-IFRS ﬁnancial measures are not measures of ﬁnancial performance in accordance with IFRS and may exclude items that are signiﬁcant in understanding and assessing PropertyGuru’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under IFRS. You should be aware that PropertyGuru’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Bridgetown and PropertyGuru believe these non-IFRS measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to PropertyGuru’s ﬁnancial condition and results of operations. Bridgetown and PropertyGuru believe that the use of these non-IFRS ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing PropertyGuru’s ﬁnancial measures with other similar companies, many of which present similar non-IFRS ﬁnancial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. These non-IFRS ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS ﬁnancial measures. This presentation also includes certain projections of non-IFRS ﬁnancial measures. Due to the high diﬃculty in forecasting and quantifying some of the information that is excluded from these projected non-IFRS measures, together with some of the excluded information not being ascertainable or accessible, non-IFRS measures in this presentation are presented on a non-IFRS basis without reconciliations to the most directly comparable IFRS ﬁnancial measures. Industry and Market Data In this presentation, Bridgetown and PropertyGuru rely on and refer to certain information, estimates and statistics obtained from third-party sources (including Frost & Sullivan). Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither Bridgetown nor PropertyGuru has independently veriﬁed the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of Bridgetown, PropertyGuru, their respective affiliates, the Placement Agents or any third parties that provide information to Bridgetown, PropertyGuru, or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness, or availability of any information. None of Bridgetown and PropertyGuru, their respective affiliates, the Placement Agents, or any third parties that provide information to Bridgetown, PropertyGuru, and their respective affiliates, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Bridgetown and PropertyGuru may have supplemented such information where necessary, taking into account publicly available information about other industry participants and the PropertyGuru’s management’s best view as to information that is not publicly available. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Bridgetown and PropertyGuru will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. None of Bridgetown, PropertyGuru, their respective affiliates, or the Placement Agents give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this presentation, the recipient will be deemed to have acknowledge and agreed to the foregoing. 4

Presenters



Hari V Krishnan

Chief Executive Officer, Managing Director

- Two decades of technology industry leadership across Asia Pacific and the US
- Former Vice President, Asia Pacific and Japan at LinkedIn – led one of the fastest growing regions for the business, having started as the first hire in Asia
- MBA from INSEAD

in FOX INTERACTIVE MEDIA CISCO travelguru YAHOO!



Joe Dische

Chief Financial Officer

- 20 years of global financial experience across listed and private companies
- Former CFO at ASX-listed iCar Asia: largest automotive internet portal in South East Asia(1)
- Accountant ICAEW, Graduate Member of Australian Institute of Company Directors

iCarAsia KPMG eye V2 vodafone



Daniel Wong

Chief Executive Officer, Chief Financial Officer, Bridgetown 2 Holdings

- Leads venture investment and major M&A at Pacific Century Group
- Raised $6.7bn worth of financing for FWD(2)
- Former Senior Managing Director and member of the Executive Committee of PineBridge, an asset manager managing over $55bn across Asia(2)

PACIFIC CENTURY GROUP pwc PineBridge INVESTMENTS CompareAsia



Matt Danzeisen

Chairman, Bridgetown 2 Holdings

- Heads Private Investments at Thiel Capital, with a primary focus on investing in private companies and funds in the US and Asia
- Raised and deployed over $550mm throughout South Korea and Southeast Asia(2)
- Former Vice President and Portfolio Manager at BlackRock

THIEL BLACKROCK TRUMID ARTIVEST CRESCENDO coru

5

(1) iCar Asia ASX release 22-Feb-2019
(2) Bridgetown 2 Holdings Prospectus, as of March 2020

Overview of Bridgetown 2 Holdings Limited 6 ____________________ ASEAN Key Figures, 2020 Singapore Business Review, ASEAN to become world's fourth largest economy for 2030: Singapore PM Lee, August 2018 Google, Temasek and Bain & Company e-Conomy SEA 2020 Report Targeting companies with operations or prospective operations in the "new economy sectors" within technology, financial services and media in Southeast Asia and South Asia BT2 to confirm if okay to use logos To Capture Growing Opportunities SEA as one of the fastest growing regions globally (1), predicted to be 4th largest economy by 2030 (2) We believe the move to e-commerce in SEA could parallel China's similar migration 10 years ago SEA Internet users to reach ~ 400 million in 2020, 70% of total population (3) SEA digital economy expected to reach US$300bn by 2025 (3) Poised to make an impact and create value in the technological space of Southeast Asia Backed by Prominent Sponsors Execution know-how, operational value-add and exclusive access to proprietary network Key Investments: Key Investments:

Investment Thesis Vibrant, increasingly affluent property seekers to drive property sector growth for foreseeable future. Optimal time to invest into business with markets poised for recovery. 7 https://www.asiapropertyawards.com/wp-content/uploads/2018/11/Singapore.jpg https://sg2-cdn.pgimgs.com/developer-listing/4392329/OUPHO.129414271.V800/UP-TO-$670-000-ADDITIONAL-DISCOUNTS!-RIVIERE-by-Frasers-Property-Singapore-Alexandra-Commonwealth-Singapore.jpg https://www.propertygurugroup.com/wp-content/themes/PropertyGuru/assets/images/lens_new.png After Well Positioned to Monetise Post-COVID Period. Group has driven digitization and market share growth 1 Before Recent Track Record of Growth & Profitability(1). Revenue growth CAGR of ~25% for four years entering COVID period(2) During Transformative Investment During COVID. Capturing COVID-driven unique opportunities including strategic M&A Experienced Management Proven Business Model Market Leadership(3) Large TAM(4) ____________________ Adjusted EBITDA positive in CY19A and CY20A; Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss In terms of revenue based on statutory accounts; growth CAGR for periods CY15A to CY19A Please refer to slide 26 for details on market share and ranking Please refer to slide 15 for further details on TAM assumptions Joe to check on 25% figure Joe to confirm certain points

8 Our Vision To be the trusted advisor to every person seeking property

____________________ Note: Financials based on assumed completion of acquisition of REA Group’s Malaysia and Thailand assets (refer to slide 10 for further details); USDSGD FX rate of 1:1.327 Revenue forecasts excludes impact from Listing proceeds investments; Please refer to slide 44 for further details on historical and forecast financials Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Please refer to slide 15 for further details on TAM assumptions; Core TAM refers to “Agent & Developer Marketing”, Adjacent TAM refers to “FinTech”, “Data Services”, “Developer OS”, and “Home Services” Please refer to slide 26 for details on market share and ranking Organic traffic (which is traffic to a website that is not a visit generated by a paid advertisement and all mobile application traffic) as a proportion of total visits as sourced from Google Analytics, last 6 month average as at 31 December 2020 for all priority markets, excludes impact of REA Assets to be acquired (refer to slide 10 for further details) Data from PropertyGuru; Calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets, excludes RumahDijual and Dothi, as well as impact of REA Assets to be acquired (refer to slide 10 for further details); Data represents last 3 months average as at 31 December 2020 Data sourced from Google Analytics (number of website visits), excludes impact of REA Assets to be acquired (refer to slide 10 for further details); Data represents last 3 months average as at 31 December 2020 Data from PropertyGuru; An agent with a valid subscription (valid for 12 months following payment) for Singapore, Malaysia and Other Asia, whereas active agents in Vietnam are classified as agents who credit money into their accounts; Data represents last 3 months average as at 31 December 2020. Excludes impact of REA Assets to be acquired (refer to slide 10 for further details) 1 >2.8 million monthly real estate listings (6) 29% pro forma CY20A–25F revenue CAGR(1) >49,000 active agents(8) US$8.1 billion in core and adjacent TAM (3) >37 million monthly property seekers (7) Declining net loss in CY20A & Adjusted EBITDA(2) positive in CY19A and CY20A US$75.7 million CY21F revenues(1) #1 Player in 4 priority markets(4) 74% organic traffic (5) 9 PropertyGuru at a Glance PG to provide backup excel for monthly RE listing, property seekers, and active agents

10 Our Journey 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 PropertyGuru launches in Singapore Acquires RumahDijual In Indonesia Expands into Malaysia, Indonesia, Thailand Acquires SaaS platform ePropertyTrack (now FastKey) Acquires Asia Property Awards Expands into Vietnam with strategic investment in Batdongsan.com.vn PropertyGuru celebrates 10 year anniversary Expands in Vietnam, wholly acquiring Batdongsan.com.vn Closes funding from angel investors Strategic investment by Deutsche Telekom and Immobilienscout24 Closes funding from TPG, Emtek, and Square Peg Capital Hari V. Krishnan appointed as CEO Closes funding from KKR Launch of PropertyGuru Lens and Home-Loan Pre-Approval 1 1 1 1 Launches home mortgage marketplace, PropertyGuru Finance 1 Closes Series F funding Acquires MyProperty Data in Malaysia Acquisition of IPP Assets from REA(1) PG to provide press release for launch of PG Lens and Home-Loan Pre-Approval (yellow circle) ____________________ Refer to slide 10 for further details

11 Acquisition of REA Group’s Malaysian and Thai Assets(1) Malaysia is the 3rd large growth market for PropertyGuru Revenue(3) & Adjusted EBITDA(3) accretive deal REA Group as new strategic shareholder with an expected 18% stake on closing Further strengthening of our position as the leading(2) Proptech group in Southeast Asia ____________________ The transaction is expected to close sometime end July 2021 – mid August 2021, subject to customary closing conditions including REA’s divestment of its 27% interest in 99 Group, operator of 99.co, iProperty.com.sg and rumah123.com. PropertyGuru understands from REA that it is on track to close Please refer to slide 26 for further details Revenue excludes impact from Listing proceeds investments; Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Based on Relative Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb accessed 2 March 2021, last 3 month average as at 31 December 2020. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity); Closest peer as identified by data from SimilarWeb. From October 2020, Malaysia business started using a beta SimilarWeb algorithm that more accurately reflects mobile traffic 63% Market share in Malaysia(4) 33% Market Share in Malaysia(4) 5% Market Share in Thailand(4) LW/PG to confirm if sources are reliable

Copyright © PropertyGuru Group. All Rights Reserved. 1. Our Market Opportunity

13 ____________________ Source: Frost & Sullivan Difference between total SEA urban population expected in 2023 and 2013 Average for 5 countries from 2015 to 2025 Difference between total SEA internet users expected in 2023 and 2013 Urban Population (millions) 1. URBANISATION: Halfway through a decade of urbanization, over 50 million urbanites needing housing(1) 2. MIDDLE CLASS EXPANSION: Increasing purchasing power, +61% expected growth(2) over a decade GDP per Capita (US$’000) Digital marketplaces have proven to be the most efficient means to create economic activity within the property sector 3. DIGITALISATION: More than 200 million people moving online(3) Internet Penetration (% Population) PropertyGuru Today: A Proven Model with 3 Macro Tailwinds 2013 2023 2015 2025 2015 2025 Mallika / HM to confirm TAM

Offline-to-Online Migration Provides Runway for Growth Southeast Asian markets are ~10 years behind certain developed markets and are forecast to experience significant growth ____________________ Source: Frost & Sullivan (1)As a % of total real estate advertising expenditure Online Penetration of Real Estate Advertising Expenditure (1) in Our Priority Markets vs. Certain Developed Markets 2020 2015 2010 14 2025E 2020 2015 Mallika / HM to confirm TAM

PropertyGuru Tomorrow: Go Broad to Go Deep

Suite of B2B platforms tech-enable property sector players; digital transformation of workflows needed

PropertyGuru marketplaces efficiently match supply and demand (listings and seekers)

Property Seekers / Sellers

- Access to financing
- Market insights – price, timing
- Post-transaction home services
- Lifetime value financial services
- Investment & portfolio management

Banks / Valuers

- Valuers' workflow automation
- Automated valuation models
- Risk management solutions



Property Seekers / Sellers
Agents
Profitable model with efficient customer acquisition and retention
Leads
PropertyGuru
Marketplace
Listings
Banks / Valuers
Developers
Strong network effects

Operating system (OS) software manages all the systems and resources that a user needs to be effective

Agent OS

- Access to financing, valuations
- Actionable insights
- Value-added services (photography, staging, etc.)

Developer OS

- Sales process automation and bookings
- Actionable insights for research & construction
- Property management

15

____________________ Source: Frost & Sullivan Note: USDSGD FX rate of 1.327; Adjacent TAMs (ex-Agent & Developer Marketing) as per Frost & Sullivan Go-to-Market Strategy Expanded Long-term TAM of ~S$10.7bn or ~US$8.1bn from incremental market share in core segments and growth into adjacencies 16 Our Business Today Mallika / HM to confirm TAM ____________________ Source: Frost & Sullivan Note: USDSGD FX rate of 1.327; Adjacent TAMs (ex-Agent & Developer Marketing) as per Frost & Sullivan Agent and developer marketing core TAM calculated as sum of agent commissions and developer marketing TAMs across the 5 Southeast Asia markets. Agent commissions TAM refers to a 15% wallet share from total agent commissions (earned as a % of total transaction value including sale and rental transactions). Developer marketing TAM calculated as 3% marketing margin earned from total primary sale values of developers across the 5 Southeast Asia markets Mortgage leads, property and rental insurance Valuation & data consultancy services for valuers, banks, developers and governments Contractor services and moving services Enabling core IT systems automation for developers in sales, marketing, and property management Core listings marketplace and developer marketing solutions(1) z z z Agent & Developer Marketing ~US$2.3bn FinTech ~US$1.7bn Data Services ~US$0.5bn Home Services ~US$2.7bn Developer OS ~US$0.9bn

Copyright © PropertyGuru Group. All Rights Reserved. 2. Our Business Overview

____________________ These Agents pay annual upfront fees that generally may not be refunded after the initial 30 day trial period has elapsed so are considered recurring Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance. Examples include Boost and Repost, refer to slide 54 for further details Agent / Agencies Developers Financial Institutions Value Proposition Online Property Classifieds Marketplaces Digital Sales and Marketing Mortgage Marketplace Agents advertise properties and marketplaces match buyers / tenants with sellers / landlords Developers market new projects and automate their sales process Buyers are matched to suitable mortgages, advertised by banks and brokered by PropertyGuru Select Customers PropertyGuru has referral arrangements with a number of major banks in Singapore Revenue Model Recurring revenue model in Singapore, Malaysia, Thailand and Indonesia (1) Annual subscriptions and tiered packages Pay per listing (in Vietnam only) Depth Products in all markets except Vietnam (2) Digital advertising: banners and content marketing for new project launches Awards and Events: ticket sales, marketing packages, sponsorship, booths SaaS sales process automation solution: software license per project Commissions on mortgage fulfilment Digital advertising products: sponsorship / banners 18 Integrated Revenue Model with Recurring Subscription Benefits Marketplaces FinTech PG to confirm if consent required from select customers Mallika / HM Edited post-recording

19 ____________________ Note: Our subscription packages are similar across all of our markets with the exception of Vietnam which operates under a “pay as you go” model Basic functionality refers to non real time project data and basic listing performance insights Limited functionality refers to non real time project, unit, and market data, as well as advanced listing performance insights Full functionality refers to real time data and full listing performance insights Standard Most basic 10 Concurrent Listings 550 Ad Credits 12 months Data - basic functionality(1) Basic Premium Features Advance Best for starters 25 Concurrent Listings 3,000 Ad Credits 12 months Data - limited functionality(2) Additional Premium Features Premier Best for full-time Agents 60 Concurrent Listings 9,000 Ad Credits 12 months Data - full functionality(3) Additional Premium Features Business Suits highly active Agents 100 Concurrent Listings 35,000 Ad Credits 12 months Data - full functionality(3) Additional Premium Features Agent Subscription Packages Ability to purchase additional credits to be used for Depth Products PG to provide screenshot or sales brochure of the different agent subscription packages. To also include more information on the different levels of data functionality and premium features (basic/limited/increased/full)

Priority Markets Selected Markets Only Other Markets Offered China Hong Kong Macau Cambodia Myanmar India Australia Sri Lanka Mongolia Philippines Japan 20 Developer Products A broad suite of developer oriented offerings Digital advertising and software Others Digital Advertising FastKey Brand advertising and lead generation campaigns SaaS based sales automation solution enables end-to-end project management from launch to sales conversion Marketing as a Service (MaaS), database marketing etc Awards and Events Awards Events Property awards ceremonies honour top developers for their achievements in various categories. Digital promotion of category winners Virtual and physical events such as showcases and exhibitions PG to provide evidence that developer products are in these 5 priority markets PG to provide brochure/invoice for Awards’ “Other Markets”

21 Deliver smart home financing experiences that empower users Digitally integrate the home financing ecosystem Leverage customer data to build life-time value services Our Approach Our Growth Strategy Make home loans accessible to all property buyers Leverage our property agents Expand into adjacent products Innovation by moving up the value chain FinTech Enabling Frictionless Home Financing Key Priority Market Insights Addressable Market 50k annual finance-able transactions (>US$30bn p.a.) for Singapore(1) US$49m of annual commissions, mainly to bank-employed brokers for Singapore(1) Consumers Dissatisfied due to low trust in banks and unfamiliarity of agents with mortgage products(2) Mortgage consumers generally have high life-time-value (refinancing, insurance, and others)(3) Regulatory Supportive of FinTech players to enter and compete with banks ____________________ Note: USDSGD FX rate of 1:1.327 Data sourced from Frost & Sullivan Data sourced from PropertyGuru’s surveys Data sourced from Deloitte’s 2018 report on “The Value of Mortgage Broking”, where c. 70% of leads come from existing mortgage customers; Survey was conducted in Australia, which has a more established and mature real estate mortgage broking market Mallika / HM PG to provide source for 3rd bullet of “Addressable Market” and bullets under “Consumers” Home Loans for PropertyGuru marketplace consumers Agent-referrals to expand the base Lifetime value services – Refinance & Insurance Business model innovation e.g. White-label Revenues & Margin Customer Base Edited post-recording

22 Demand & supply Pricing Past Transactions Location POIs Commute PropertyGuru Clickstream Demographic Agents Property Seeker Developers Banks Valuers Seller / landlords Single source of truth: Proprietary consumer demand data Reference price data in countries without official records Data science and technology capabilities Ease of data access through more intuitive interfaces Our Approach Valuation management system for valuers and banks Automated valuation solutions for banks and property owners Property market intelligence for agents, developers, buyers, city planners Our Growth Strategy Data Business: Building Trust through Transparency Property Information

23 Artificial Intelligence (AI) Technology Innovation Enhances Market Leadership Three pillars of focus: Artificial Intelligence, Immersive Content and Enterprise Software Proprietary AI Recommendations: Personalisation(1) Proprietary Quality Photos Guide: Image Moderation Park Levine 2 Faber Lane Park Levine 2 Faber Lane Park Levine 2 Faber Lane Park Levine 2 Faber Lane ____________________ Illustrative addresses and pictures for reference only

Technology Innovation Enhances Market Leadership

Three pillars of focus: Artificial Intelligence, Immersive Content and Enterprise Software

Immersive Content

Market-defining immersive content products

- ✓ **PropertyGuru Lens:** Visual search using smartphone camera
- ✓ **Storyteller:** Explore properties/ neighbourhoods virtually
- ✓ **Drone video:** Neighbourhood research



Lens

Point, Tap & Discover Homes On-The-Go!



Rent
Buy
For Rent
The Beaumont
The Beaumont
S$ 3,000 /mo

PropertyGuru Green Score

- ✓ Proprietary IP to drive sustainability choice



Green Score
EXCELLENT
Sustainable Building Awards
Conserve energy, reduce wastage, and help the planet with your choice of home.
PropertyGuru Asia Property Awards
2018 Best Residential Green Development, Highly Commended
BCA Green Mark Award
2016 Gold Plus in Residential
PropertyGuru's Green Score measures key indicators to help people find sustainable homes. Learn more



Green Score
EXCELLENT
Transport Accessibility
View On Map
Taking public transport can reduce your carbon footprint by up to 8x.
within 5 mins
11 bus stops & 1 MRT station
6 mins
Aljunied MRT
PropertyGuru's Green Score measures key indicators to help people find sustainable homes. Learn more

24

Note: Kindly refer to video "PG product video – final" in VDR for more information

25 Enterprise Software Technology Innovation Enhances Market Leadership Three pillars of focus: Artificial Intelligence, Immersive Content and Enterprise Software SaaS Based Sales Process Automation Solution End-to-end solution which centralises key project processes Sales collateral delivery Sales channel performance tracking Digitisation of document generation Real-time bookings management Agent outreach and media content creation PG to provide sales brochure or product feature guide ___________________ Note: Kindly refer to video “Property_Guru_FastKey_Finalv3” in VDR for more information

26 ___________________ Note: USDSGD FX rate of 1:1.327 Sourced from Frost & Sullivan; Includes only Agent & Developer TAM; Please refer to slide 15 for further details on TAM assumptions Does not include revenue contributions from FinTech and Data, as such disclosed percentages will not sum up to 100%; 25F includes impact of REA Assets to be acquired (refer to slide 10 for further details) but excludes impact from Listing proceeds investments Year Entered Agent & Developer TAM (US$bn)(1) Revenue Contribution(2) Singapore Vietnam Malaysia Thailand Indonesia 2007 2016 2011 2011 2011 CY20A CY25F 56.8% 32.0% 22.3% 22.4% 9.6% 21.0% 7.5% 10.6% 2.6% 1.4% Agent & Developer Business Scale across five Southeast Asian regions Mallika / HM to confirm TAM

#1 Market Positions

Strong network effects create significant competitive advantage and drive increased profitability

	Singapore	Vietnam	Malaysia[1]	Thailand[1]	Indonesia
Market Position [2]	#1 PropertyGuru, CommercialGuru	#1 batdongsan.com.vn, ĐÔ THỊ.NET	#1 PropertyGuru, iProperty.com.my	#1 DDproperty, thinkofliving.com, Prakard.com	#2 Rumah.com, RumahDijual.com

Relative Engagement Market Share [3]



75%
65%
95%
57%
32%

Singapore	Vietnam	Malaysia	Thailand	Indonesia
3.4x closest peer [2]	2.3x closest peer [2]	24x closest peer [2]	2.2x closest peer [2]	0.6x closest peer [2]

Organic Traffic (PropertyGuru Only) [4]



84%
98%
Expected to approach SG/VN levels in the mid-term, post acquisition of REA Assets
25%
75%
83%

(1) Refer to slide 10 in relation to the acquisition of REA Assets which would add to PropertyGuru's current Malaysia and Thailand businesses

(2) Based on Relative Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb accessed 2 March 2021, last 3 month average as at 31 December 2020. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity); Closest peer as identified by data from SimilarWeb. From October 2020, Malaysia business started using a beta SimilarWeb algorithm that more accurately reflects mobile traffic

(3) Singapore is aggregate of propertyguru.com.sg (72%) and commercialguru.com.sg (3%). Vietnam is aggregate of Batdongsan.com.vn (63%) and Dothi.net (2%). Malaysia is aggregate of propertyguru.com.my (63%) and iproperty.com.my (33%). Thailand is aggregate of ddproperty.com (53%), thinkofliving.com (3%) and prakard.com (2%). Indonesia is aggregate of rumah.com (21%) and rumahdijual.com (11%); This is calculated using data from SimilarWeb accessed 2 March 2021, last 3 month average as at 31 December 2020.

(4) Organic traffic (which is traffic to a website that is not a visit generated by a paid advertisement and all mobile application traffic) as a proportion of total visits as sourced from Google Analytics, last 3 month average as at 31 December 2020, excludes impact of REA Assets to be acquired (refer to slide 10 for further details)

27

28 PropertyGuru Consumers Green Travel Policies Rewarding Green Developers Carbon Footprint Audit Lower Carbon Footprint policy launched in Q1 2020 Assessment of Carbon Footprint Remedial actions to start in 2021 Awareness & Education 100+ Articles “How to” pieces, green projects and home loans Thought-leadership Consumer sentiment survey Elevated recognition for sustainability category in Asia Property Awards Increase in entries to Green categories How-to Green Offices SG, MY, ID, TH & VN 50+ Some initiatives include: GreenGuru Advocates in 5 offices came together to implement initiatives to transform into Green Offices E-Waste disposal & recycling bins Discourage single-use plastics in the office Personal lunch boxes, cutlery and re-usable bags issued to employees Green station to borrow re-usable bags, coffee and lunch containers Our Green Progress Report Driving change in the sector using our market leadership, brand and reach PG to provide sales brochure or screenshot Context of “+50%”; Over what time period?

Copyright © PropertyGuru Group. All Rights Reserved. 3. Our Growth Strategy

Strategic M&A: A Core Component of Strategy

Proven track record of strategic acquisitions supplementing organic builds – to drive penetration and growth

Increase the range of our offerings and fast-track expansion into new markets

PropertyGuru FastKey	RumahDijual.com	PropertyGuru Asia Property Awards	batdongsan.com.vn	MyProperty Data	iProperty.com.my / thinkofliving.com / Prakard.com
To build sales process automation capability	*To solidify leadership in Indonesia*	*To strengthen Developer relationships and marketing solution*	*To gain access to Vietnam[(2)]*	*To gain access to data analytics platform in Malaysia*	*Acquisition of REA Group's Malaysia and Thailand property portal business[(7)]*
CY20A Revenue Contribution: US$0.75m	**CY20A Revenue Contribution: US$1.6m[(1)]**	**CY20A Revenue Contribution: US$3.7m**	**CY20A Revenue Contribution: US$13.8m[(4)]**	**CY20A Revenue Contribution: US$0.45m[(5)]**	**CY20A Revenue Pro Forma: US$12.2m[(6)]**
Jul-15	***Dec-15***	***Jan-16***	***Oct-16; Oct-18[(3)]***	***Nov-20***	***Announced on May-21, expected to close sometime end July 2021 – mid August 2021***

Note: USDSGD FX rate of 1:1.327

(1) Refers to Indonesia's revenue

(2) Dai Viet Technology and Investment Joint Stock Company

(3) Wholly acquired

(4) Refers to Vietnam's revenue

(5) Actual CY20A revenue contribution from MPD post-acquisition

(6) Actual full year CY20A revenue of the REA assets

(7) The transaction is expected to close sometime end July 2021 – mid August 202 (refer to slide 10 for further details)

30

Our Core Strategic Focus Aided by Expanded TAMs = A Long Runway for Growth

1 Agents
- ARPA[1] growth through Depth Products[2]
- Increasing acquisition in growth markets

2 Developers
- Performance-focused value proposition
- Continued innovation of FastKey
- Offline-to-online migration
  - Vietnam, Thailand

3 Expanded play into adjacent TAMs
- Near-term:
  - FinTech: Mortgage, property insurance
  - Data Services: Valuation / data consultancy services
- Mid-term:
  - Developer OS services
  - Home services

Illustrative Chart; Not Up to Scale to Represent Any Forecasted Revenues



US$62m
1
2
3
Home Services
Developer OS
Data Services
FinTech
CY20A Revenue
Agents
Developers
TAM Expansion
Long-Term Revenue

Note: USDSGD FX rate of 1:1.327

(1) ARPA is defined as agent revenue divided by number of agent customers

(2) Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance. Examples include Boost and Repost, refer to slide 54 for further details

31

Copyright © PropertyGuru Group. All Rights Reserved. 4. Financials

33 Group Financials Overview Group Adjusted EBITDA(2)(3) Group Adjusted EBITDA(2) Margin (%) (16%) 14% 5% 8% 18% COVID Recovery 33% 26% Group Revenue(1) ____________________ Note: USDSGD FX rate of 1:1.327 Revenue excludes impact from Listing proceeds investments Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Please refer to slide 44 for reconciliation from net income for CY19A and CY20A

34 Pro Forma Revenue(1) Bridge CY21: COVID recovery year with 22% YoY revenue growth; YTD May 2021 revenue at +19% growth over YTD May 2020 CY22 and CY23: organic revenue growth of c.30% each year Malaysia to contribute to 15.8% of CY23F revenue and 16.4% of CY25F revenue due to incremental contribution from REA Assets Total YoY growth of 44% and 30% in CY22 and CY23 respectively Additional upside potential with Listing proceeds investments(3) +30% YoY +25% YoY +25% YoY +22% YoY +44% YoY ____________________ Note: USDSGD FX rate of 1:1.327 Includes revenue contribution from REA Assets to be acquired, which would add to PropertyGuru’s current Malaysia and Thailand businesses (refer to slide 10 for further details), excludes impact from Listing proceeds investments Refers to revenue from Thailand and Indonesia Illustrative impact from investment based on 7.0-9.0x of revenue; additional growth rate assumed post-investment; Refer to slide 47 for further details 15% 29% 105% ‘20A – ‘25F CAGR 29% 51% 34% SG VN MY Other Asia Data & FinTech Total PG to provide for square brackets in 1st bullet of grey strap box Joe Data and FinTech Revenue Other Asia(2) Singapore Vietnam Malaysia Marketplaces

35 Average Revenue per Agent(1) Singapore Marketplace: Recurring Revenue with Growing Yield Renewal Rate vs. Pre-COVID Plan Since 2016, strong ARPA growth has been driven by two price increases in 2017 and 2019 Lower discretionary spend in 2020 due to COVID-19 (US$ p.a.) (%) While renewal rate under-performed budget during COVID-19 lockdown, since lifting of lockdown restrictions, renewal rate is significantly outperforming by 600–700bps COVID miss Singapore agent business has maintained strong growth momentum, driven by network effect Despite COVID-19, renewal rate has recovered and outperformed management forecast ____________________ Note: USDSGD FX rate of 1:1.327 ARPA is defined as agent revenue divided by number of agent customers PG to provide source for LHS (ARPA) and RHS For Illustrative Purposes Only

36 Group Adjusted EBITDA Before HQ Costs(1) 31% CAGR 9% CAGR 20% CAGR 18% CAGR 38% CAGR 40% CAGR Total Adjusted EBITDA Before Headquarter (“HQ”) Costs excludes HQ costs, SBP, costs of REA acquisition & integration, one-off (c.US$38.0m(4)) & ongoing costs of listing (c.US$6.3m(4)), as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Growth in CY23F expected to be driven by operating leverage in Singapore & Vietnam Malaysia expected to be profitable(1) on back of market leadership Post COVID-recovery, Group profitability(1) trend to be extended ____________________ Note: USDSGD FX rate of 1:1.327 Adjusted EBITDA Before HQ Costs excludes HQ costs, SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Please refer to slide 44 for reconciliation from net income Includes Adjusted EBITDA from Thailand and Indonesia Estimated (3) (17.4) 9.4(2) (29.8) 25.9 (36.1) 73.1 HQ Costs Adjusted EBITDA Included post-recording

Copyright © PropertyGuru Group. All Rights Reserved. 5. Transaction Overview

Transaction Overview

Key Transaction Terms

- Pro forma equity value at Listing of US$1,783m
- 100% rollover by existing PropertyGuru shareholders
- REA has committed to $20m of the $100m PIPE and exercised a call option over an additional US$32m of primary shares that will be settled with the PIPE
- US$433m of pro forma cash held on balance sheet to pursue growth
- Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted

Illustrative Sources and Uses

(US$m)

Sources	
New Bridgetown 2 Class A Shares	$1,352
Bridgetown 2 Cash-in-Trust	$299
PIPE Investor Cash	$100
REA Option Exercise	$32
Total Sources	**$1,783**

Uses	
PropertyGuru Purchase Equity[1]	$1,277
Bridgetown 2 Sponsor Class A Shares	$75
Cash to Balance Sheet from Transaction	$393
Estimated Fees & Expenses	$38
Total Uses	**$1,783**

Illustrative Pro Forma Valuation

(US$m)

Total Equity Value[1]	$1,783
Existing Net Cash on Balance Sheet[2]	($40)
Cash to Balance Sheet from Transaction	($393)
Total Enterprise Value	**$1,350**
Implied CY22F EV/Revenue[3]	**12.4x**

Note: USDSGD FX rate of 1:1.327

(1) Assumes undiluted share count of 127.7 million rollover equity shares, 29.9 million Bridgetown 2 public shares, 7.5 million sponsor promote shares, 10.0 million PIPE shares and 3.2 million REA options shares. Undiluted share count does not include 112,000 warrants held by KKR (4.0 million pro forma shares) and 176,964 restricted stock units and share options (6.4 million pro forma shares). Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted

(2) Cash on balance sheet as at 31 March 2021; includes pre-Listing adjustments

(3) CY22F revenue of US$109.3m; Includes revenue contribution from REA Assets to be acquired (refer to slide 10 for further details), excludes impact from Listing proceeds investments

38

Indicative Pro Forma Ownership

100% rollover by PropertyGuru shareholders and supported by high quality investors in TPG, KKR and REA

Pre-Deal[(1)]


Others
4.3%
Founders
5.7%
TPG
38.0%
REA
18.0%
KKR
34.0%

Post-Deal [(2)]


Bridgetown 2 Sponsor
4.2%
Bridgetown 2 Public
Shareholders
16.8%
TPG
27.2%
PIPE Shareholders
(excl. REA)
4.5%
Additional REA
Investment (3)
2.9%
REA
12.9%
KKR
24.4%
Others
7.1%
Existing PG
Shareholders
71.6%

Indicative Free Float: 26.0% [(4)]

(1) *Includes the impact of the acquisition of REA assets (refer to slide 10 for further details)*

(2) *Assumes undiluted share count of 127.7 million rollover equity shares, 29.9 million Bridgetown 2 public shares, 7.5 million sponsor promote shares, 10.0 million PIPE shares and 3.2 million REA options shares. Undiluted share count does not include 112,000 warrants held by KKR (4.0 million pro forma shares) and 176,964 restricted stock units and share options (6.4 million pro forma shares). Assumes no SPAC shareholders elect to have their SPAC shares redeemed for cash as permitted*

(3) *Includes $20 million investment in the PIPE and $32m from exercise of a call option over 88,446 PropertyGuru shares (3.2 million shares on a pro forma basis) which will be settled with the PIPE*

(4) *Free float excludes shares held by TPG, KKR, REA, Employees, Ex-employees and Non-executive Directors*

39

Valuation Benchmarking

Closest comparables are real estate classifieds peers however with relatively mature business profile

Revenue CAGR CY19A-23F(1)



Current Market Share(2)(3)
PropertyGuru
20.9% (4)
56%
REA Group
12.4%
51%
SCOUT 24
7.5%
45%
Domain
5.1%
NA
rightmove find your happy
4.5%
83%

EBITDA CAGR CY19A-23F(1)



Avg. Adj. EBITDA Margin CY19A-23F(1)
PropertyGuru
28.8% (5)
5.8% (4)
Domain
19.5%
36%
REA Group
14.9%
61%
SCOUT 24
14.7%
57%
rightmove find your happy
4.6%
73%

EV / CY22F Revenue(1)



PropertyGuru
12.4x(6)
rightmove find your happy
18.1x
REA Group
17.8x
SCOUT 24
14.6x
Domain
8.9x

Note: Comparables for reference purposes only; All figures in CY

(1) As extracted from Factset on July 16, 2021; CY23F revenue estimates not available for REA and Domain, as such their revenue CAGRs and average adj. EBITDA margins includes CY19A-22F estimates only; EV calculated as diluted market cap plus debt (including leases, preferred equity, and minority interests, less cash & cash equivalents and investments in associates)

(2) Market share data in their own respective home markets based on public disclosures and press searches

(3) PropertyGuru's market share based on blended market share across its 5 markets, apportioned based on their respective CY20A revenue. Market share based on Relative Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb accessed 2 March 2021, last 3 month average as at 31 December 2020. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity)

(4) Revenue excludes impact from Listing proceeds investments

(5) Refers to Adjusted EBITDA, which excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss

(6) Refer to slide 37

40

Copyright © PropertyGuru Group. All Rights Reserved. Appendix

Seasoned Management Team With Digital Pedigree



Hari V Krishnan
CEO and Managing Director

- *20 years of tech industry leadership across Asia and the US*
- *Former VP, Asia Pacific & Japan at LinkedIn*
- *MBA from INSEAD*



Joe Dische
Chief Financial Officer

- *20 years of finance experience , listed and private companies*
- *Former CFO at ASX-listed iCar Asia*
- *Accountant ICAEW, Graduate Member of AICD*



Jeremy Williams
Chief Business Officer

- *Former CFO at CarTrade and CarWale*
- *MBA from Cornell University*



Manav Kamboj
CTO and Head of Data

- *Former Head of Product/Technology, Snapdeal*
- *PGDBM from IIM Lucknow*



Bjorn Sprengers
CMO and Head of FinTech

- *Former Senior marketer at Philips Electronics*
- *MSc in International Business Studies, Maastricht University*



Genevieve Godwin
Chief People Officer

- *Former Head of HR at Telenor Digital, JWT*
- *Bachelor of Business, Charles Sturt University*

Significant Asian Experience in The Digital Space

in | YAHOO! | iCarAsia | vodafone | CarTrade.com
snapdeal | cisco | J. WALTER THOMPSON | travelguru | telenor

42

Industry-leading and Highly Experienced Board of Directors 43 Olivier Lim Chair and Independent Director Former Group Deputy CEO, CIO and CFO of CapitaLand Current Non-Executive roles include Lead Independent Director of DBS Group Holdings and DBS Bank, Chairman of Certis CISCO and Director of Raffles Medical Group Hari V Krishnan Chief Executive Officer and Managing Director Two decades of tech industry leadership across Asia Pacific and the US Former Vice President, Asia Pacific and Japan at LinkedIn MBA from INSEAD Steve Melhuish Co-Founder and Non-Executive Director Award-winning entrepreneur with 28 years’ experience in Asia and Europe Former CEO of PropertyGuru and two other tech start-ups VC partner, angel investor and board advisor to tech and greentech firms Jennifer Macdonald Non-Executive Independent Director Former CFO and Interim CEO of Helloworld Travel, and CFO at REA Group Currently serves as Non-Executive Director for Bapcor, Redbubble and Australian Pharmaceutical Industries Melanie Wilson Non-Executive Independent Director Over 15 years’ experience in senior management roles across global retail brands Currently serves as a Non-Executive Director of Baby Bunting, iSelect, EML Payments and Shaver Shop Owen Wilson(1) Non-Independent Director Over 30 years’ experience working across information technology, recruitment and banking Currently serves as CEO of REA Group, with prior roles as CFO of Chandler MacLeod Group and COO of ANZ Institutional and Investment Bank Ashish Shastry Non-Independent Director A Partner of KKR, based in Singapore Serves or has served on the boards of Metro Pacific Hospital Holdings Inc, Goodpack, MMI Holdings, Joulon Holdings, Bank BTPN, Parkway Holdings and Parkway Trust Management (manager of Parkway Life REIT) Dominic Picone Non-Independent Director A Partner of TPG, based in Singapore Over 15 years of private equity investing experience in Asia Serves or has served on the boards of Aviva Singlife, XCL Education, Vietnam Australia International School, 8990 Holdings, BFI Finance and Grand Royal Group To be confirmed Non-Executive Independent Director Appointment to be confirmed shortly ____________________ Note: This is the proposed post-closing board of directors Owen Wilson will only commence as a director post-acquisition of the REA Assets; The transaction is expected to close sometime end July 2021 – mid August 2021, subject to customary closing conditions including REA’s divestment of its 27% interest in 99 Group, operator of 99.co, iProperty.com.sg and rumah123.com. PropertyGuru understands from REA that it is on track to close TBC

Our Acquisitions

Mostly Strategic Impact ⟷ Strategic + Financial Impact

		Fastkey	Awards	Batdongsan	iProperty Malaysia
Acquisition Date		Jul-15	Jan-16	Oct-16; Oct-18[1]	Announced in May-21[3]
Strategic Value-add		Storyteller, booking engine, access to Mainland China. First steps into selling an OS to developers	Revenue growth whilst developing deep relationships with developers, with front-row seat to other markets	Market leadership in fastest growing economy in SEA[2]	Market leadership in an attractive market
Impact Scorecard	Product Suite	✓✓✓	✓✓✓	✓✓✓	✓
	Competitive Advantage	✓✓✓	✓✓✓	✓✓✓	✓✓✓
	Revenue	✓	✓✓	✓✓✓	✓✓✓

(1) Wholly acquired
(2) Based on Frost & Sullivan report, with Vietnam having the highest GDP per Capita growth between 2013-2025F amongst Indonesia, Malaysia, Singapore, Thailand and Vietnam
(3) Refer to slide 10 for further details

44

Net Income to Adjusted EBITDA Reconciliation 45 ____________________ Note: USDSGD FX rate of 1:1.327 US$m CY19A CY20A Net loss (29.0) (10.9) Changes in fair value of preferred shares and embedded derivatives 12.4 (12.3) Net finance costs 8.8 12.0 Depreciation & amortisation 5.8 7.2 Impairment 0.0 0.6 SBP 2.4 5.0 Other gains / (losses) 1.4 1.3 Cost incurred for previous listing attempt 4.7 0.0 Tax expense 2.8 0.4 Adjusted EBITDA 9.4 3.4 To tie with PCAOB audit reconciliation Joe / Michelle PG to provide Adj. EBITDA recon by disclosed segments (i.e. not only in aggregate)

Group P&L Pro Forma for Acquisition of REA Assets 46 ____________________ Note: USDSGD FX rate of 1:1.327; Financials exclude impact of Listing proceeds investments Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Adjusted EBITDA drop through calculated with dollar change in Adjusted EBITDA over dollar change in revenue Assumed only 4 months of impact to financial statements from the announced acquisition of REA Assets (refer to slide 10 for further details) Revenue excludes impact from Listing proceeds investments Refer to slide 10 for further details CY21F and CY22F capex excludes one-off costs of REA acquisition & integration (refer to slide 10 for further details) Included post-recording

Group P&L Standalone 47 ____________________ Note: USDSGD FX rate of 1:1.327; Financials exclude impact of Listing proceeds investments Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss Adjusted EBITDA drop through calculated with dollar change in Adjusted EBITDA over dollar change in revenue Revenue excludes impact from Listing proceeds investments Included post-recording

48 Forecast Assumptions & Use of Proceeds Revenue Assumptions Revenues forecasted for each business area On a country level for Marketplaces Key drivers include ARPA, revenue per listing, number of agents / listings / events and year-on-year growth assumptions Refer to slides 48-50 for forecast assumptions for Singapore Marketplace, Vietnam Marketplace, and Data & FinTech Use of Listing Proceeds Expected to commence in CY22F with target investment size at 7-9x EV/Revenue of potentially acquired targets Management expectation of acquiring 2-4 potential targets which are strategically accretive to current business and addresses adjacent TAMs as outlined on slides 15 and 30 Listing proceeds investments expected to yield US$28-37m of revenue in CY23F Illustrative impact from investment based on 7.0-9.0x of revenue, with additional growth rate assumed post-investment Majority of the net proceeds expected to be utilised by CY25F Small portion of net proceeds potentially used for organic growth of existing businesses as well Company is currently evaluating potential opportunities and any further investment would be pursued based on strategic fit on a case-by-case basis Cost Assumptions Costs are driven separately for each category on a country level, taking into account the effects of inflation, costs that are variable to revenue growth, cost efficiencies with scale and cost reduction post-acquisition integration of REA Assets(1) Costs include cost of sales, salaries, marketing expenses, IT etc. ____________________ Note: USDSGD FX rate of 1:1.327 Refer to slide 10 for further details

49 Singapore Agents Singapore Revenue ‘20A – ‘23F CAGR 2% 12% 14% ‘20A – ‘25F CAGR 15% 20% ARPA(1) 2,352 2,093 2,236 2,720 3,159 # Agent subscribers Key Singapore Marketplace Metrics Agent Services Developer Services Agent revenue growth through product development and pricing Developer revenues increasing with COVID recovery, pricing and solutions such as Marketing-as-a-Service and FastKey ____________________ Note: USDSGD FX rate of 1:1.327 ARPA is defined as average revenue divided by average number of agent subscribers across the year PG to confirm if “# of agent subscriber” in the model is based on year end or average in the year

50 Vietnam Agents Vietnam Revenue 8% 11% 26% 29% 77% Average listing price / day(1) 0.23 0.20 0.22 0.26 0.30 Agent services Developer services Key Vietnam Marketplace Metrics # Paid listings (mm) Agent revenue expected to grow at 26% ‘20A-’25F CAGR through increasing listing volumes, upselling to premium services and pricing Building a new Developer business with digital products, FastKey and Events ‘20A – ‘23F CAGR ‘20A – ‘25F CAGR ____________________ Note: USDSGD FX rate of 1:1.327 Average listing price / day was calculated with Agent services revenue divided by the number of paid listings for each year and the average listing duration PG to provide verification for CY19A and CY20A metrics

51 Data Revenue 193% 237% n.m. FinTech Revenue Key Data and FinTech Metrics 95% 24% 85% US$m US$m Data: fast revenue growth expected from valuers, banks and developers across region FinTech: continuation of strong organic growth profile expected as brokerage business gains scale in Singapore ‘20A – ‘25F CAGR ‘20A – ‘25F CAGR ____________________ Note: USDSGD FX rate of 1:1.327 MyPropertyData was acquired in November 2020 (1) To consider deleting? PG to provide verification for CY19A and CY20A metrics

Proposed Transaction Structure 52 PropertyGuru Merger with SPAC Post-Merger Structure IPO HoldCo (Cayman) PropertyGuru Shareholders PropertyGuru PropertyGuru Indonesia Subsidiary PropertyGuru Vietnam Subsidiary PropertyGuru Thailand Subsidiary PropertyGuru Malaysia Subsidiary SPAC Shareholders SPAC PropertyGuru (Singapore) PropertyGuru Shareholders PropertyGuru Indonesia Subsidiary PropertyGuru Vietnam Subsidiary PropertyGuru Thailand Subsidiary PropertyGuru Malaysia Subsidiary IPO HoldCo (Cayman) Singapore Merger Subsidiary SPAC Shareholders Step 1:   SPAC to merge with IPO Holdco, with IPO Holdco as the surviving entity Existing SPAC shareholders and private placement warrant holders to receive shares and warrants in IPO Holdco Step 2:   PropertyGuru to merge with Singapore Merger Subsidiary in an amalgamation under Singapore law, with PropertyGuru as the surviving entity Shares of Singapore Merger Subsidiary will be converted into shares of PropertyGuru, being the surviving entity in the amalgamation Shareholders of PropertyGuru will receive shares in IPO Holdco in exchange for their shares in PropertyGuru pursuant to an agreed and specified exchange ratio Step 3: IPO Holdco to list on the US Stock Exchange 1 2 3 Edited post-recording

Risk Factors 53 The risks presented below are certain of the general risks related to PropertyGuru’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by PropertyGuru, its affiliates or by third parties with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of the presentation, and neither PropertyGuru nor Bridgetown undertake any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to PropertyGuru in connection with and following the consummation of the Business Combination are described above under “Forward Looking Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of Bridgetown and the investee entity explicitly contained in any subscription agreement you enter into in connection with the contemplated investment, or any investor presentation prepared in connection with such investment. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in PropertyGuru, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Risks Related to Our Business and Our Industry We have a history of losses, and we may not achieve or maintain profitability in the future. Our proposed acquisition of REA’s Malaysian and Thailand businesses is subject to certain closing conditions, including REA’s divestment of its 27% interest in 99 Group, the operator of 99.co, iProperty.com.sg and rumah123.com and may therefore never be consummated. Our strategic investments and acquisitions may not bring us anticipated benefits, may pose integration challenges and may divert the attention of management, and we may not be successful in pursuing future investments and acquisitions. COVID-19 has adversely affected our business and may continue to adversely affect our business. We may not be successful in implementing our growth strategies and our business could suffer if we do not successfully manage our growth. If our customers do not make valuable contributions to our platform or fail to meet consumers’ expectations, we may experience a decline in the number of consumers accessing our products and services and consumer engagement, which could result in the loss of revenue. Our business and operating results may be significantly impacted by general economic conditions and the health of the real estate industry in our Core Markets. Our decision to launch new product or service offerings and increase the prices of our products and services may not achieve the desired results. Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth. Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results. We operate in a highly competitive and rapidly changing industry, which could impair our ability to attract users of our products, which could harm our business, results of operations and financial condition. We do not have long-term contracts with most of our customers, and our customers may terminate their contracts on short notice. Our business is dependent on our marketing efforts and ability to attract new, and retain existing, customers and consumers to our platform in a cost-effective manner. We may not be able to attract a sufficient level of traffic to our websites. Our operations and investments are located in South East Asia and we are therefore exposed to various risks inherent in operating and investing in the region. If the methodologies we use to assess property values on our platform are inaccurate, it could have a material adverse effect on our business, sales and results of operation. Reflects latest draft from LW (22 June)

Risk Factors (Cont’d) 54 Risks Related to Our Business and Our Industry (Cont’d) We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations. Catastrophic events may disrupt our business. Industry data, projections and estimates contained herein are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information. Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Singapore Dollars. We may need to raise additional capital to grow our business and we may not be able to raise additional capital on terms acceptable to us, or at all. Our historical financial results and the unaudited pro forma financial information may not be indicative of what our actual financial position or results of operations would have been, nor are they indicative of our future consolidated results of operations or financial condition going forward. Unfavorable media coverage could harm our business, financial condition, and results of operations. Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage. Risks Related to Our Intellectual Property and Technology We rely on third-party suppliers and service providers, many of whom have significant leverage over us. We are subject to privacy, data protection and information security laws in the jurisdictions in which we operate, and these regulations could impose significant compliance burdens. System interruption in our information systems and infrastructure including system capacity constraints may harm our business. We may be unable to adequately protect our intellectual property, which could harm the value of our brands and our business. We may be subject to third party claims for intellectual property rights infringement. Our services utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business. Risks Related to Regulatory Compliance and Legal Matters We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate. We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results. Uncertainties with respect to laws and regulations in the countries in which we operate could adversely affect us. We are from time to time involved in, and may in the future be subject to, litigation and other claims and disputes in the course of our business. We may be subject to capital controls and other tax laws. Changes in, or failure to comply with, competition and antitrust laws could adversely affect our business, financial condition and results of operations. Our subsidiaries in Thailand and Vietnam are subject to foreign ownership restrictions under local laws, and there are inherent risks in our ownership arrangements in these countries. Risks Related to the Business Combination Unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes (direct or indirect), levies or other liabilities may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination, which could have a significant negative effect on PubCo’s financial condition and results of operations and the price of PubCo Shares, which in turn could cause you to lose some or all of your investment. Reflects latest draft from LW (22 June)

Glossary 55 Terms Definitions ARPA ARPA is defined as agent revenue divided by number of agent customers Average listing price/day Average listing price / day was calculated with Agent Discretionary revenues divided by number of paid listings and the average listing duration Bridgetown 2 Sponsor Refers to Bridgetown 2 LLC Bridgetown Public Shareholders Ordinary shareholders who have subscribed to Class A shares issued by Bridgetown 2 Holdings Depth Product Depth Products are optional features and add-ons that Agents can purchase, from within or on top of their subscription packages, to enhance visibility and performance Examples include Boost and Repost Boost is a depth product that allows agents to increase the exposure of their listing. Boosted listings will be ranked above regular listings in all relevant searches and are displayed after Featured Agent Listings. Agent profile photos will be displayed alongside their Boosted listings in searches, and the listing details pages will be ads-free, reserving property seekers’ full attention to the property being marketed Repost allows an agent to refresh the listing post date, and enable their listing to rank high on search results within the listing tier (Regular, Boost, Featured) Adjusted EBITDA Adjusted EBITDA excludes SBP, costs of REA acquisition & integration, one-off & ongoing costs of listing, as well as impact from Listing proceeds investments. Refer to slide 44 for CY19A & CY20A reconciliation to net loss FinTech PropertyGuru's existing mortgage brokerage business PropertyGuru is also looking to enter into valuation & data consultancy services for valuers,  banks, developers and governments as laid out in the estimated TAM Full year impact for REA Assets Assumed CY21F full year impact of US$12.4m from REA Assets to be acquired Listing As part of the Transaction, PropertyGuru seeks to merge with Bridgetown 2 Holdings Ltd (listed on NASDAQ) and as a result will become a listed company post-transaction Listing proceeds investments Investments made with proceeds obtained from the Listing process including PIPE proceeds PIPE Private Investment in Public Equity; PropertyGuru targets to raise US$100m of estimated PIPE as part of this Transaction REA REA Group (listed on ASX), a wholly owned subsidiary of which would become one of the new major shareholders of PropertyGuru, post their sale of the REA Assets for an equity stake in PropertyGuru (as announced) REA Assets Refers to the contemplated acquisition of shares in certain REA entities which would add to PropertyGuru’s current Malaysia and Thailand businesses The transaction is expected to close sometime end July 2021 – mid August 2021, subject to customary closing conditions including REA’s divestment of its 27% interest in 99 Group, operator of 99.co, iProperty.com.sg and rumah123.com. PropertyGuru understands from REA that it is on track to close Refer to slide 10 for further details SBP Share-based Payments (for employee compensations) SPAC Refers to Bridgetown 2 Holdings Limited TAM Total Addressable Market; Core TAM refers to “Agent & Developer Marketing”, Adjacent TAM refers to “FinTech”, “Data Services”, “Developer OS”, and “Home Services”

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

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The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

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Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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